March 23, 2020

Bill J. Hodson
Chief Executive Officer
LiveWire Ergogenics, Inc.
1600 North Kraemer Boulevard
Anaheim, CA 92806

       Re: LiveWire Ergogenics, Inc.
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted March 13, 2020
           CIK 0001421289

Dear Mr. Hodson:

     We have reviewed your amended draft offering statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment 1 to Draft Offering Statement on Form 1-A submitted March 13, 2020

Financial Statements, page 2

1. Please revise to label the financial statements as of and for the years ended December 31,
       2018 and 2017 as "unaudited" on pages 2 through 4.
       You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour, Accounting
Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ed Kelly at (202) 551- 3728 or Geoff Kruczek at
(202) 551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
 Bill J. Hodson
LiveWire Ergogenics, Inc.
March 23, 2020
FirstName LastNameBill J. Hodson
Page 2
Comapany NameLiveWire Ergogenics, Inc.
                                         Office of Manufacturing
March 23, 2020 Page 2
cc:       William R. Eilers, Esq.
FirstName LastName